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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TVIA, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
87307P 10 1
(CUSIP Number)
December 25, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87307P 10 1	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Mitchell Metzman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,500

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

17,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Less than 1.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on 30,120,954 shares outstanding as of November 20, 2006, according to a definitive proxy statement filed by the Issuer on December 29, 2006.

CUSIP No.	87307P 10 1	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Marnie Metzman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,500

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

17,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

Less than 1.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on 30,120,954 shares outstanding as of November 20, 2006, according to a definitive proxy statement filed by the Issuer on December 29, 2006.

Schedule 13G

CUSIP No. 87307P 10 1	Page 4 of 6

Item 1(a):	Name of Issuer.

TVIA, Inc.

Item 1(b):	Address of Issuer’s Principal Executive Offices.

4001 Burton Drive
Santa Clara, California 95054

Item 2(a):	Name of Person Filing.

Mitchell Metzman
Marnie Metzman

Item 2(b):	Address of Principal Business Office or, if none, Residence.

Suite 109
4808 Moorland Lane
Bethesda, Maryland 20814

Item 2(c):	Citizenship.

United States

Item 2(d):	Title of Class of Securities.

Common Stock, par value $.001 per share

Item 2(e):	CUSIP Number.

87307P 10 1

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See, items 5-9 and 11 of the cover page for each filer.

Item 5:	Ownership.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Schedule 13G

CUSIP No. 87307P 10 1	Page 5 of 6

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

Not Applicable

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

Not Applicable

Schedule 13G

CUSIP No. 87307P 10 1	Page 6 of 6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January , 2007
/s/ Mitchell Metzman
Mitchell Metzman

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January , 2007
/s/ Marnie Metzman
Marnie Metzman